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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

                         GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                     GLOBALNET ACQUISITIONS INC. (OFFEROR)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                     (CUSIP Number of Class of Securities)

                                 JOEL D. PLASCO
                              33 GLASSHOUSE STREET
                                 LONDON W1B 5DG
                                 UNITED KINGDOM
                                +44.207.851.7777
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                                With a copy to:

                            DAVID E. SCHULMAN, ESQ.
                             BRIAN M. MCCALL, ESQ.
                                    DECHERT
                                2 SERJEANTS' INN
                                LONDON EC4Y 1LT
                                 UNITED KINGDOM
                                +44.207.583.5353
                      ------------------------------------
                           CALCULATION OF FILING FEE

              Transaction valuation*                              Amount of filing fee**
              ----------------------                              ----------------------
                    $8,999,085                                            $1,800

---------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 21,574,958 shares of common stock, par value $.001 per share, at the tender offer price of $0.36 per share of common stock, and
    (ii) 34,225,000 shares of class A common stock, par value $.001 per share, at the tender offer price of $0.036 per share of class A common stock.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                     Filing Party:  N/A
Form or Registration No.:  N/A                   Date Filed:  N/A

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.36 per Common Share and $0.036 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(C), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.

     The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is GlobalNet Financial.com, Inc., a Delaware corporation. The Company's executive offices are located at 7284 W. Palmetto Park Road, Suite 210, Boca Raton, Florida 33433, telephone number:
(561) 417-8053.

     (b) The classes of securities to which this statement relates are the Common Shares (as defined above), of which 21,574,958 shares were issued and outstanding as of July 19, 2001 and the Class A Shares (as defined above), of which 34,225,000 shares were issued and outstanding as of July 19, 2001 (in each case based solely upon the information contained in the Company's Form 8-A filed with the Securities and Exchange Commission on July 19, 2001). The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Tender Offer -- Section 6. Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by Parent and the Purchaser. The information set forth in "The Tender Offer -- Section 9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (b) The information set forth in "The Tender Offer -- Section 9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference.

     (c) The information set forth in "The Tender Offer -- Section 9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, none of the Purchaser or Parent or, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in "The Tender Offer -- Section 11. Contacts and Transactions with the Company; Background of the Offer" of the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this
Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in the "Introduction," "The Tender Offer --
Section 11. Contacts and Transactions with the Company; Background of the Offer" and "The Tender Offer -- Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "Introduction," "The Tender Offer --
Section 11. Contacts and Transactions with the Company; Background of the Offer" and "The Tender Offer -- Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c) (1)-(7) The information set forth in the "Introduction," "The Tender Offer -- Section 11. Contacts and Transactions with the Company; Background of the Offer" and "The Tender Offer -- Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in "The Tender Offer -- Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in "The Tender Offer -- Section 9. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the "Introduction" and "The Tender Offer --
Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in "The Tender Offer -- Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" and "The Tender Offer -- Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)                    Offer to Purchase, dated July 25, 2001.

(a)(1)(B) Recommendation Statement on Schedule 14D-9 of the Company dated July 25, 2001.

(a)(1)(C)                    Letter of Transmittal.

(a)(1)(D)                    Notice of Guaranteed Delivery.

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9.

(a)(1)(H)                    Instructions for Form W-8BEN

(a)(1)(I)                    Joint Press Release issued by Parent and the
                             Company on July 18, 2001.

(a)(1)(J) Letter to Stockholders of the Company from the President and Chief Executive Officer of the Company dated July 25, 2001.

(b)                          Not applicable.

(d)(1) Agreement and Plan of Merger dated as of June 15, 2001, among Parent, the Purchaser and the Company.

(d)(2) First Amendment to Agreement and Plan of Merger dated as of July 17, 2001.

(d)(3) Stock Option Agreement dated as of July 17, 2001 between the Company and Purchaser.

(d)(4) Confidentiality Agreement dated May 31, 2001 between the Company and Parent.

(g)                          Not applicable.

(h)                          Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GLOBALNET ACQUISITIONS INC.

                                                    /s/ JOEL D. PLASCO
                                          By:
                                          --------------------------------------
                                            Name: Joel D. Plasco
                                            Title:  President

                                          NEWMEDIA SPARK PLC

                                                    /s/ JOEL D. PLASCO
                                          By:
                                          --------------------------------------

                                            Name: Joel D. Plasco
                                            Title:  Director

Dated: July 24, 2001

                               INDEX TO EXHIBITS

EXHIBIT NUMBER                        DOCUMENT
--------------                        --------
(a)(1)(A)......................       Offer to Purchase, dated July 25, 2001.
(a)(1)(B)......................       Recommendation Statement on Schedule 14D-9 of the Company
                                      dated July 25, 2001.
(a)(1)(C)......................       Letter of Transmittal.
(a)(1)(D)......................       Notice of Guaranteed Delivery.
(a)(1)(E)......................       Letter to Brokers, Dealers, Commercial Banks, Trust
                                      Companies and Other Nominees.
(a)(1)(F)......................       Letter to Clients for use by Brokers, Dealers, Commercial
                                      Banks, Trust Companies and Other Nominees.
(a)(1)(G)......................       Guidelines for Certification of Taxpayer Identification on
                                      Substitute Form W-9.
(a)(1)(H)......................       Instructions for Form W-8BEN
(a)(1)(I)......................       Joint Press Release issued by Parent and the Company on July
                                      18, 2001.
(a)(1)(J)......................       Letter to Stockholders of the Company from the President and
                                      Chief Executive Officer of the Company dated July 25, 2001.
(b)............................       Not applicable.
(d)(1).........................       Agreement and Plan of Merger dated as of June 15, 2001,
                                      among Parent, the Purchaser and the Company.
(d)(2).........................       First Amendment to Agreement and Plan of Merger dated as of
                                      July 17, 2001.
(d)(3).........................       Stock Option Agreement dated as of July 17, 2001 between the
                                      Company and Purchaser.
(d)(4).........................       Confidentiality Agreement dated May 31, 2001 between the
                                      Company and Parent.
(g)............................       Not applicable.
(h)............................       Not applicable.